SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment )*

Trinity Biotech plc

(Name of Issuer)

Class ‘A’ Ordinary Shares, $0.0109 par value per share

(Title of Class of Securities)

896438306**

(CUSIP Number)

Alexander Rakitin

Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY 10003

(646) 205-5340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The Class ‘A’ Ordinary Shares are represented by American Depository Shares, each representing four Class ‘A’ Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896438306

1.	Names of Reporting Persons. Perceptive Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896438306

1.	Names of Reporting Persons. Perceptive Credit Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 896438306

1.	Names of Reporting Persons. Joseph Edelman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 896438306

1.	Names of Reporting Persons. Perceptive Credit Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 896438306

Item 1.	Security and Issuer

This Schedule 13D relates to the Class ‘A’ Ordinary Shares, $0.0109 par value per share (the “Ordinary Shares”) of Trinity Biotech plc (the “Issuer”), which has its principal executive offices at IDA Business Park, Bray, County Wicklow, A98 H5C8, Ireland.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed by Perceptive Advisors LLC (“Perceptive Advisors” or “Perceptive”), Perceptive Credit Advisors LLC (“Perceptive Credit Advisors”), Joseph Edelman (“Mr. Edelman”) and Perceptive Credit Holdings III, L.P. (the “Credit Fund”, and together with Perceptive Advisors, Perceptive Credit Advisors and Mr. Edelman, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). Perceptive Credit Advisors serves as the investment advisor to the Credit Fund and as relying advisor under Perceptive Advisors, Perceptive Credit Opportunities GP, LLC is the general partner of the Credit Fund, and Mr. Edelman is the managing member of Perceptive Credit Advisors. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 51 Astor Place 10th Floor, New York, NY 10003.

(c)

The principal business of Perceptive Advisors is managing funds in connection with purchasing, holding and selling securities for investment purposes. The principal business of Perceptive Credit Advisors is managing funds engaged in lending. The principal business of the Credit Fund is to engage in lending. The principal occupation of Mr. Edelman is as the managing member of Perceptive Advisors and other related entities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Perceptive Advisors and Perceptive Credit Advisors are Delaware limited liability companies. Mr. Edelman is a United States citizen. The Credit Fund is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the Ordinary Shares and Warrants (as defined below) in the transactions and prices described in Item 5(c) to this Schedule 13D. The source of funds for the acquisitions of the Ordinary Shares and Warrants reported on this Schedule 13D was working capital of the Credit Fund.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares and Warrants set forth in this Schedule 13D and hold such Ordinary Shares and Warrants for investment purposes.

The information included in Item 6 below is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on an aggregate of 188,830,282 Ordinary Shares, consisting of (i) 152,830,282 Ordinary Shares outstanding as of April 15, 2023, (ii) the issuance of 9,000,000 American Depository Shares (“ADSs”) representing 36,000,000 Ordinary Shares to the Credit Fund in connection with the Acquisition, and (iii) assumes the exercise of the 5,000,000 Warrants held by the Credit Fund into 5,000,000 ADSs representing 20,000,000 Ordinary Shares.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)

On January 30, 2024, in connection with the Acquisition, the Credit Fund acquired (i) 9,000,000 ADSs representing 36,000,000 Ordinary Shares, and (ii) 2,500,000 Warrants exercisable for 2,500,00 ADSs at an exercise price of $0.44 per ADS, which, in the aggregate, would represent 10,000,000 Ordinary Shares. Prior to February 1, 2024, the Credit Fund held 2,500,000 Warrants issued as consideration in connection with the Credit Agreement (as defined below), with each warrant exercisable into 2,500,000 ADSs, which would represent 10,000,000 Ordinary Shares.

(d)

No person other than the Reporting Persons disclosed in this Schedule 13D is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 15, 2021, the Issuer entered into a credit agreement and guarantee (the “Credit Agreement”) by and between the Issuer, the borrower and guarantor parties thereto (collectively the “Issuer Credit Agreement Parties”), and the Credit Fund, as administrative agent and lender. Pursuant to the terms of the Credit Agreement, the Issuer Credit Agreement Parties entered into a senior secured term loan credit facility with an initial principal of $81,250,000 (the “Term Loan”). In connection with the Credit Agreement, the Issuer agreed, subject to drawdown of the Credit Agreement, to issue to the Credit Fund warrants exercisable for 2,500,000 of the Company’s ADSs, with an exercise price equal to the lower of (i) the 10-day volume weighted average price for the Issuer’s ADSs for the 10 business days prior to December 15, 2021 and ii) the 10-day VWAP for the Company’s ADSs for the 10 business days prior to the drawdown date of the funding under the Term Loan. The Warrants are exercisable, in whole or part, until the seventh anniversary of the date of drawdown of the funding under the Term Loan.

On January 30, 2024, the Issuer Credit Agreement Parties and the Credit Fund entered into a second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”). Pursuant to the Second Amended and Restated Credit Agreement, an additional $22 million of funding was been made available to the Issuer under the Term Loan, with $12.5 million to be used to acquire the Waveform assets (the “Acquisition”). Pursuant to the terms of the Asset and Share Purchase Agreement, dated January 30, 2024, by and among Trib Biosensors Inc., Waveform Technologies, Inc., Waveform Holdings, LLC, and Waveform EY d.o.o. (the “Acquisition Agreement”), the Issuer issued to Perceptive Credit 9,000,000 ADSs and Warrants exercisable for 2,500,000 ADSs with an exercise price of $0.44 per ADS as consideration for the increase to the principal of the Term Loan and as consideration for the Acquisition. Further, in connection with the Acquisition Agreement the Issuer agreed to adjust the exercise price of the warrants issued to the Credit Fund in connection with the Credit Agreement so that such warrants would have an exercise price of $0.44 per ADS.

The above description of the Credit Agreement, as amended, and the Acquisition Agreement, is qualified in its entirety by reference to the terms of the agreements, filed as Exhibits 2, 3, and 4 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement.

Exhibit 2

Credit Agreement and Guaranty, dated as of December 15, 2021, by and among Trinity Biotech, Inc., Fitzgerald Industries International, Inc., Clark Laboratories, Inc. (D/B/A Trinity Biotech (USA)), Biopool U.S., Inc. (D/B/A Trinity Biotech Distribution), Primus Corporation, Mardx Diagnostics, Inc. and Immco Diagnostics, Inc. as borrowers, Trinity Biotech PLC and Certain of its Subsidiaries as Guarantors and Perceptive Credit Holdings III, LP, as Administrative Agent (incorporated by reference to Exhibit 99.2 to the Issuers Form 6-K filed on December 16, 2021).

Exhibit 3	Second Amended and Restated Credit Agreement and Guarantee, dated January 30, 2024 (incorporated by reference to Exhibit 4.21 to the Issuers Form 6-K filed on February 1, 2024).

Exhibit 4

Asset and Share Purchase Agreement, dated January 30, 2024, by and among Trib Biosensors Inc., Waveform Technologies, Inc., Waveform Holdings, LLC, and Waveform EY d.o.o. (incorporated by reference to Exhibit 4.20 to the Issuers Form 6-K filed on February 1, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

PERCEPTIVE CREDIT ADVISORS LLC

By:	/s/ Joseph Edelman
Name:	Joseph Edelman
Title:	Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE CREDIT HOLDINGS III, L.P.

By:	Perceptive Credit Opportunities GP, LLC,
its general partner

By:	/s/ Joseph Edelman
Name:Joseph Edelman
Title: Managing Member